[redacted]

SECURI 12011401 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44998

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BofA Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Douglas 617-434-3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
BRANCH
09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Douglas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BofA Distributors, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HELEN M LYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jan. 25, 2013

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Index to Statement of Financial Condition
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)

We have audited the accompanying statement of financial condition of BofA Distributors, Inc. (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BofA Distributors, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 138,580,874
Receivables	
Distribution plan and shareholder servicing fees from affiliates	3,098,728
From affiliates	2,878,162
Other assets	319,042
Deferred tax asset, net	590,073
Total assets	$ 145,466,879
Liabilities and Stockholder's Equity	
Liabilities	
Payables to affiliates	8,349,114
Commissions and fees payable to broker-dealers	910,226
Accounts payable and accrued liabilities	457,985
Accrued taxes payable	357,920
Total liabilities	10,075,245
Stockholder's Equity	
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares	100
Additional paid-in capital	117,589,695
Retained earnings	17,801,839
Total stockholder's equity	135,391,634
Total liabilities and stockholder's equity	$ 145,466,879

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

BofA Distributors, Inc. (the "Company") is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of BofA Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Parent is a subsidiary of BofA Global Capital Management Group, LLC ("BACM"). BACM is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation").

The Company is the distributor of the BofA Funds (the "Funds"), which are registered investment companies under the Investment Company Act of 1940, as amended. The Funds are money market funds managed by the Parent.

2. Summary of Significant Accounting Policies

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from such estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by affiliates.

Fair Value of Financial Instruments
In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

> Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
>
> Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;
>
> Level 3: Inputs that are unobservable.

At December 31, the Company measured the fair value of all financial instruments, which consists of money market funds managed by affiliates, using quoted prices in active markets.

Commissions and Fees

The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned. Commissions and fees rebated to broker-dealers and affiliates represent fees remitted to affiliate and third party intermediaries for their performance of shareholder administration and servicing.

Dealer Support Arrangements

The Company has entered into arrangements with various affiliates and third party financial service firms to be compensated for and to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees received and paid pursuant to these arrangements are calculated at a contractual rate based on sales and/or a percentage of the average net assets of the Funds.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the financial statement in accordance with ASC 740 Income Taxes ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group.

The Company's operating results are subject to taxation in numerous States, both on a separate company basis and as part of unitary, combined or consolidated (UCC) State tax returns. State income taxes are generally accrued based on a separate company return basis reflecting UCC factors where applicable.

The Company recognized and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

3. Related Party Transactions

Cash and cash equivalents include demand deposits of $4,983,776 held with BANA and investments of $133,597,098 in money market mutual funds managed by affiliates.

Receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $3,098,728 and are expected to be settled in the normal course of business.

Under the Services Support Agreement with the Parent, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee of 105 percent of the Company's net expenses, as defined in the agreement.

The Parent also provides certain services to shareholders of mutual funds managed by the Parent and affiliates on behalf of the Company. The Company pays the Parent for such services an amount equal to the difference between service fees collected from the Funds and the amount paid to third-party broker-dealers and to affiliates.

The Company has dealer support arrangements with affiliates, in which the affiliates provide distribution and shareholder administration services to the Company. Conversely, the Company has dealer support arrangements with BANA, in which the Company provides distribution and shareholder administration services to BANA.

BANA, the Parent and affiliates provide to the Company all necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

In December, BANA incorrectly wired $3,991,463 to the Company's demand deposit account. This amount is included in the accompanying Statement of Financial Condition as part of payables to affiliates. The amount was returned to BANA in January 2012.

4. Income Taxes

Current income tax expense is determined as if the Company filed a separate tax return and the amount so determined is payable to or receivable from the Corporation. Current federal taxes payable to the Corporation were $357,920 as of December 31, 2011.

Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. As of December 31, 2011, the Company had a net deferred tax asset of $590,073. The net asset is primarily comprised of differences between the financial and tax accounting treatment of fixed assets and employee benefits.

Goodwill and intangibles, recognized by BACM in the Corporation's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. Since the goodwill and intangibles are recorded at BACM for financial reporting purposes, decreases in tax basis that reduce the current tax liability are reflected as an increase to contributed capital.

During 2011, the Corporation and the Internal Revenue Service made significant progress toward resolving all Bank of America federal income tax examinations through 2009. In addition, the federal income tax returns of FleetBoston Financial Corporation, which include certain business which are now part of the Company, are currently in the Appeals process for the years 2001 through March 31, 2004.

While subject to final agreement, including review by the Joint Committee on Taxation of the U.S. Congress for certain years, the Corporation believes these examinations may be concluded during 2012. The conclusion of these examinations is not expected to impact the Company's Statement of Financial Condition. All tax years subsequent to the above years remain open to examination.

The Company had no UTB's at December 31, 2011. During the year ended December 31, 2011, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

During the year ended December 31, 2011, the Company recognized no interest and penalties within income tax expense. As of December 31, 2011, the Company had no accrual for interest and penalties that relate to income taxes.

5. Commitments and Contingencies

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044998 FINRA DEC
BOFA DISTRIBUTORS INC 12*12
ATTN ALLEN BEDNARZ MA5-1001105
100 FEDERAL ST 11TH FL
BOSTON MA 02110-1802

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Peter Barry 617-434-3945

2. A. General Assessment (item 2e from page 2) $ 326

B. Less payment made with SIPC-6 filed (exclude interest) (174)

July 20, 2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 152

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 152

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BofA Distributors, Inc. 8-44998
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President, Controller
(Title)

Dated the 24 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2011 and ending Dec. 31, 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 70,950,560
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(10,758,627)
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Service support revenue from Parent 51,942,362 Revenue share income from affiliates 8,119,073 (Deductions in excess of $100,000 require documentation)	(60,061,435)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	(70,820,062)
2d. SIPC Net Operating Revenues	$ 130,498
2e. General Assessment @ .0025	$ 326 (to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Board of Directors and Stockholder of
BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of BofA Distributors, Inc. for the year ended December 31, 2011, which were agreed to by BofA Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating BofA Distributors, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for BofA Distributors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries as follows:

   Item 2B "Payment made with SIPC-6 filed" with a "Date Paid" of July 21, 2011 in the amount of $174 was compared to the Bank Wire Transfer to Citibank, New York (Wire Trn: 2010072700135444, Service Ref: 007015), authorized by Peter Barry, Treasurer of BofA Finance, and to the bank statement, showing the payment in the amount of $174 being withdrawn on July 21, 2011.

   Item 2F "Total assessment balance and interest due" in the amount of $152 was not paid as of the date of this report.

2. Compared the Total Revenue amount reported on page 3, line 5 of the audited Form X-17A-5 for the year ended December 31, 2011 with the Total Revenue amount of $70,950,560 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2011. Noted no differences.

3. Compare any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers as follows:

a. Compared deductions on line 1, revenues, of $10,758,627 to "Calculation of SIPC Fee for BofA Distributors Q4 2011" ("SIPC Q4 Calculation") line item "Revenue from the sale of mutual funds" provided by Peter Barry, Treasurer of BofA Finance. Noted no differences.

b. Compared deductions on line 8, other revenue, of $60,061,435 to SIPC Q4 Calculation line item "Fees for account service, investment advisory or administrative services" provided by Peter Barry, Treasurer of BofA Finance. Noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $130,498 and $326, respectively of the Form SIPC-7. Noted no differences from the recalculation.

b. Recalculated the mathematical accuracy of "Revenue from the sale of mutual funds" and "Fees for account service, investment advisory or administrative services" of $10,758,627 and $60,061,435 respectively of the SIPC Q4 Calculation. Noted no differences from the recalculation.

c. Agreed balances per SIPC Q4 Calculation to the trial balances as of December 31, 2011. Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the Board of Directors and Stockholder of BofA Distributors, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2012

The Corporation and the Company establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not probable and estimable, the Corporation and the Company do not establish reserves. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Corporation or the Company. No reserves for such losses were established during 2011.

6. Subsequent Events

Events occurring subsequent to the December 31, 2011 have been evaluated through February 24, 2012, the date this financial statement was issued. All material subsequent events have been disclosed in the notes to the financial statements.

MIX
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BofA Distributors, Inc.

(A wholly-owned subsidiary of BofA Advisors, LLC)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Auditors)

pwc

BofA Distributors, Inc.

(A wholly-owned subsidiary of BofA Advisors, LLC)

Statement of Financial Condition

December 31, 2011

(With Report of Independent Auditors)